EXHIBIT 21.1

SUBSIDIARIES

	Percentage
Name	Ownership	Jurisdiction

Alkermes Controlled Therapeutics, Inc.	100%	Pennsylvania
Alkermes Controlled Therapeutics Inc. II	100%	Pennsylvania
Alkermes Development Corporation II	100%	Delaware
Advanced Inhalation Research, Inc.	100%	Delaware
Alkermes Europe, Ltd.	100%	United Kingdom
Alkermes Investments, Inc.(1)	100%	Delaware
RC Royalty Sub LLC	100%	Delaware

(1)	Dissolved effective March 31, 2006.